Exhibit 99.3

Hudson City, MHC
West 80 Century Road
Paramus, New Jersey 07652
(201) 967-1900

NOTICE OF SPECIAL MEETING OF DEPOSITORS
To Be Held on May 27, 2005

     NOTICE IS HEREBY GIVEN that a Special Meeting of Depositors of Hudson City Savings Bank will be held at the Woodcliff Lake Hilton, 200 Tice Boulevard, Woodcliff Lake, New Jersey 07675, on May 27, 2005 at 9:00 a.m., Eastern Time, to consider and vote upon the following matter:

(1)	The amended and restated plan of conversion and reorganization, pursuant to which Hudson City, MHC, the mutual holding company for Hudson City Bancorp, will be merged into Hudson City Bancorp in what is commonly referred to as a “second-step” conversion. According to the plan of conversion, shares of common stock representing Hudson City, MHC’s ownership in Hudson City Bancorp will be offered for sale in a stock offering. The plan of conversion also provides for the merger of Hudson City, MHC with and into Hudson City Bancorp in connection with the second-step conversion.

(2)	Such other business as may properly come before the special meeting, and any adjournment or postponement thereof. Please note that we are not aware of any such business.

     The Board of Directors has fixed April 8, 2005 as the record date for the determination of depositors entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Only those depositors having total deposits of $100 or more as of the close of business on April 8, 2005 will be entitled to vote at the special meeting.

The following proxy statement is a summary of information about Hudson City, MHC, Hudson City Bancorp and Hudson City Savings and the proposed conversion and stock offering. A more detailed description of Hudson City, MHC, Hudson City Bancorp and Hudson City Savings and the proposed conversion and stock offering is included in the attached Prospectus which is deemed to be part of the proxy statement.

By Order of the Board of Directors

Veronica Olszewski
Senior Vice President
and Corporate Secretary

Paramus, New Jersey
April ___, 2005

Your vote is very important. A failure to vote will have the same effect as a vote against the plan of conversion. Without sufficient affirmative votes, we will not be able to proceed with the conversion and related stock offering.

Our Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the plan of conversion and return the card(s) in the enclosed postage-prepaid envelope or, if you prefer, vote by using the telephone or Internet. Proxy cards must be received prior to the commencement of the special meeting. Returning a proxy card will not prevent you from voting in person if you attend the special meeting. Depending on the ownership structure of your deposit accounts you may receive more than one proxy card. Please vote all cards that you receive in this package.

Questions?

Please call our Stock Information Center at (___) ___-___, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The center will be closed on weekends and bank holidays.

HUDSON CITY, MHC

PROXY STATEMENT FOR THE
SPECIAL MEETING OF DEPOSITORS

To Be Held on May 27, 2005

GENERAL INFORMATION

General

     This proxy statement, accompanying proxy card(s) and the Prospectus of Hudson City Bancorp, Inc. attached hereto (which constitutes a part of this proxy statement) are being furnished to depositors of Hudson City Savings Bank (who are considered members of Hudson City, MHC) in connection with the solicitation of proxies by the Board of Directors of Hudson City, MHC for use at the special meeting of depositors. The special meeting of depositors will be held on May 27, 2005 at the Woodcliff Lake Hilton, 200 Tice Boulevard, Woodcliff Lake, New Jersey 07675 at 9:00 a.m., Eastern Time. The purpose of the special meeting is to consider and vote upon the amended and restated plan of conversion and reorganization among Hudson City, MHC, Hudson City Bancorp and Hudson City Savings, pursuant to which Hudson City, MHC will be merged into Hudson City Bancorp in what is commonly referred to as a “second-step” conversion. According to the plan of conversion, shares of common stock representing Hudson City, MHC’s ownership in Hudson City Bancorp will be offered for sale in a stock offering. Common stock currently held by public stockholders of Hudson City Bancorp will be subject to a stock split pursuant to a split ratio that will be determined at the closing of the conversion.

     This proxy statement, together with the attached Prospectus and enclosed proxy card(s), is first being mailed to depositors on or about April ___, 2005.

     Hudson City, MHC is the New Jersey-chartered mutual holding company of Hudson City Bancorp. The principal business of Hudson City, MHC is owning more than a majority of the outstanding shares of common stock of Hudson City Bancorp. As used in this proxy statement, “we,” “us” and “our” refer to Hudson City, MHC, Hudson City Bancorp or Hudson City Bancorp and its consolidated subsidiaries, depending on the context. The term “special meeting,” as used in this proxy statement, includes any adjournment or postponement of such meeting.

Who Can Vote

     The Board of Directors has fixed April 8, 2005 as the record date for the determination of depositors entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. Only depositors of Hudson City Savings having total deposits of $100 or more as of the close of business on such date will be entitled to vote at the special meeting. Such depositors are referred to herein as voting members.

How Many Votes You Have

     At the special meeting, each voting member will be entitled to cast one vote for each $100 of the aggregate withdrawal value of all of his or her deposit accounts in Hudson City Savings as of the record date. As of the record date for the special meeting, Hudson City, MHC had [___] depositors who are entitled to cast a total of [___] votes at the special meeting.

     Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In general, accounts held in different ownership capacities will be treated as separate accounts. For example, if two people hold a $100,000 account in their joint names and each of the persons also holds a separate account for $100,000 in their own name, each person would be entitled to 1,000 votes for the separate account and they would together be entitled to cast 1,000 votes on the basis of their joint account. In the case of Individual Retirement Accounts (“IRAs”) and Keogh trusts established at Hudson City Savings, the IRA beneficiary or plan sponsor may direct the trustee’s or custodian’s vote on the plan of conversion by returning a completed proxy card. If Hudson City Savings is trustee or custodian and no proxy card is returned, votes will be cast FOR approval of the plan of conversion.

How To Vote

You can vote your shares:

(1)	By Internet. Vote at http://www.proxyvoting.com/hcbk1. The Internet voting system is available 24 hours a day until 11:59 p.m., Eastern Time, on Thursday May 26, 2005. Once you are into the Internet voting system, you can record and confirm (or change) your voting instructions.

(2)	By telephone. Use the toll free telephone number shown on your proxy card. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m., Eastern Time, on Thursday May 26, 2005. Once you are into the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.

(3)	By mail. Mark and sign the enclosed proxy card and return it in the enclosed postage-paid envelope. All properly executed proxies received by Hudson City, MHC will be voted in accordance with the instructions marked on the proxy card. If you return an executed proxy card without marking your instructions, your executed proxy will be voted “FOR” the proposals identified in the preceding Notice of Special Meeting of Depositors. Returning a proxy card will not prevent you from voting in person if you attend the special meeting.

Alternatively, you may attend the special meeting and vote in person.

Vote Required

     Completion of the conversion and stock offering is subject to the approval of the plan of conversion by a majority of the total votes eligible to be cast by members of Hudson City, MHC (depositors of Hudson City Savings). If you submit a proxy card with the “ABSTAIN” box selected it will be counted as having voted “AGAINST” the proposal.

     Voting in favor of or against the plan of conversion includes a vote for or against the merger of Hudson City, MHC with and into Hudson City Bancorp and all other transactions contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits.

     Our Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the plan of conversion and return the card(s) in the enclosed postage-prepaid envelope or, if you prefer, vote by using the telephone or Internet. Proxy cards must be received prior to the commencement of the special meeting. Returning a proxy card will not prevent you from voting in person if you attend the special meeting.

     Without sufficient affirmative votes, we will not be able to proceed with the conversion and related stock offering.

     Depending on the ownership structure of your deposit accounts you may receive more than one proxy card. Please vote all cards that you receive in this package. Your vote is very important. A failure to vote will have the same effect as a vote against the plan of conversion.

Revocability of Proxies

     You may revoke your grant of a proxy at any time before it is voted by:

•	filing a written revocation of the proxy with our secretary;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the special meeting, but you also must file a written revocation with the secretary of the special meeting prior to the voting.

We are soliciting proxies only for the special meeting. If you grant us a proxy to vote your shares, the proxy will only be exercised at the special meeting.

Solicitation of Proxies

     Our officers, members of our Board of Directors and our employees may solicit proxies on our behalf by telephone or through other forms of communication but none of these persons will receive any compensation for their solicitation activities in addition to their regular compensation. We also have retained Georgeson Shareholder Communications Inc. to solicit proxies in connection with the special meeting and in connection with a separate annual meeting of stockholders of Hudson City Bancorp who will also vote on the matter set forth in this proxy statement. We have agreed to pay Georgeson a base fee of $25,000 plus a fee per each telephone solicitation made to stockholders and depositors by Georgeson. The aggregate fee will vary considerably based on the number and length of telephone solicitations made. We currently anticipate Georgeson’s aggregate fee for solicitation of proxies for both the special meeting and the separate annual meeting of depositors will be approximately ___. We have also agreed to reimburse Georgeson for its expenses for such solicitation services. We will bear all costs of solicitation.

Interest of Management and Directors in Matters to be Acted Upon

     Management and directors of Hudson City, MHC have an interest in the matters that will be acted upon as follows:

•	Employee Stock Ownership Plan. Our tax-qualified employee stock ownership plan expects to purchase up to 4% of the shares of common stock we sell in the offering conducted pursuant to the amended and restated plan of conversion and reorganization in the open market following the offering with funds borrowed from Hudson City Bancorp. This purchase will increase the benefits that executive officers have under the Employee Stock Ownership Plan and ESOP Restoration Plan. The Employee Stock Ownership Plan will allocate stock to employees over a forty-year period as additional compensation for their services.

•	Stock Incentive Plan. We may implement a stock incentive plan at some point in the future. Stockholder approval of any such plan would be required. If adopted, the stock incentive plan would be funded with an amount of stock equal to approximately 8% of the common stock we sell in the offering. This plan would allow selected directors, officers and employees to receive shares of our stock without making any payment at all, if they work for us until the end of a specified service period or achieve other performance goals.

     In addition, directors and executive officers also intend to buy shares of common stock in the offering and may have priority subscription rights. See the sections of the attached Prospectus entitled “The Conversion and Stock Offering” for a description of these subscription rights and “Proposed Purchases of Common Stock by Management” for a table that presents these proposed purchases.

     For information as to the shares of common stock beneficially owned by each director and executive officer of Hudson City, MHC and all the directors and executive officers of Hudson City, MHC, Hudson City Bancorp and Hudson City Savings, as a group as of February 28, 2005, see the section of the attached Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Management.”

PROPOSAL 1

APPROVAL OF PLAN OF CONVERSION
AND REORGANIZATION

The Boards of Directors of Hudson City Bancorp, Hudson City, MHC and Hudson City Savings have approved the plan of conversion. The plan of conversion has also been approved by the OTS, subject to approval by the members of Hudson City, MHC and the stockholders of Hudson City Bancorp entitled to vote on the matter. OTS approval does not constitute an endorsement or recommendation of the plan of conversion.

What you should know before voting on the plan of conversion and Reorganization

     Attached to this proxy statement is the Prospectus being used in connection with the offering for sale of shares of our common stock as provided for in the plan of conversion. The Prospectus contains detailed information about Hudson City Savings, Hudson City Bancorp and Hudson City, MHC and the conversion and stock offering, including the rights of certain depositors to subscribe for shares of Hudson City Bancorp’s common stock in the offering. Although the Prospectus is attached, this proxy statement is not an offer to sell or a solicitation of an offer to purchase the common stock. You should read the Prospectus, in its entirety, as part of this proxy statement. Please consider such information carefully prior to submitting you proxy card(s).

     Voting for or against the amended and restated plan of conversion and reorganization includes a vote for or against:

(1)	the merger of Hudson City, MHC with and into Hudson City Bancorp;

(2)	the sale and issuance of a majority of Hudson City Bancorp’s common stock to our depositors on a priority basis and to the public if all shares are not subscribed for by our depositors; and

(3)	all other transactions contemplated by the plan of conversion.

     We urge you to carefully read the sections of the attached Prospectus that describe in more detail the following aspects of the conversion:

•	Reasons for the Conversion and Stock Offering. The conversion and stock offering are intended to provide an additional source of capital not currently available to us and is expected to significantly increase the liquidity of the trading market for Hudson City Bancorp’s common stock. Funds raised in the stock offering will allow us to: (1) increase lending to support continued growth in our residential real estate loan portfolio; (2) open or acquire additional branch offices; (3) acquire other financial institutions or other businesses related to banking (although no specific mergers or acquisitions are currently planned); and (4) use the additional capital for other general corporate purposes. For further discussion regarding the reasons for the conversion, see the section of the prospectus entitled “The Conversion and Stock Offering – Reasons for the Conversion.”
•	Effects of the Conversion and Stock Offering on Members and Depositors. The conversion is an internal change in our corporate structure. There will be no change to our management, staff or branches as a result of the conversion. After the reorganization, Hudson City Savings will continue to provide services for depositors and borrowers under current policies by its management and staff. Each deposit account will remain the same with respect to deposit account balance, interest rate and other terms, except to the extent affected by withdrawals made to purchase common stock in the offering. Furthermore, no loan outstanding from Hudson City Savings will be affected by the conversion and stock offering, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion. The conversion will not affect the balance or terms of deposits or loans, and deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the maximum legal limit. Deposit accounts are note being converted to stock. Depositors of Hudson City Savings who had voting rights in Hudson City, MHC will no longer have voting rights following the conversion unless they are stockholders in Hudson City Bancorp. For further discussion regarding the effects of the conversion and stock offering on members and depositors, see the section of the prospectus of entitled “The Conversion and Stock Offering – Effects of the Conversion”

•	Our Structure Before and After the Conversion and Reorganization. Hudson City Savings is reorganizing and changing its form of organization from a mutual holding company structure, where the mid-tier holding company is 34.15% owned by public stockholders, to a stock holding company which will be 100% owned by public stockholders. This reorganization is commonly referred to as a “second-step” conversion. As part of the conversion to a stock holding company, Hudson City, MHC will convert from a New Jersey chartered mutual holding company to a federally chartered mutual holding company and immediately merge into Hudson City Bancorp. The 65.85% ownership interest of Hudson City, MHC in Hudson City Bancorp will be offered for sale by Hudson City Bancorp in the stock offering. For further discussion regarding our structure following the conversion, see the sections of the attached Prospectus entitled “Summary – Our Conversion and Offering” and “The Conversion and Stock Offering.”

•	The Stock Offering. In connection with the conversion, we are offering between 361,250,000 and 488,750,000 shares of our common stock to the public. The offering price is $10.00 per share. The shares are being offered on a priority basis to depositors of Hudson City Savings in a subscription offering. Ryan Beck & Co., Inc., our financial advisor and selling agent in connection with the subscription offering, will use its best efforts to assist us in selling our common stock in the subscription offering. Ryan Beck is not obligated to purchase any shares of common stock in the subscription offering. We are also offering for sale to the general public in a syndicated offering through a group of selected dealers any shares of our common stock not subscribed for by our depositors in the subscription offering. We may begin the syndicated offering concurrently with or at any time following the commencement of the subscription offering. Lehman Brothers is acting as global coordinator and sole bookrunner and Ryan Beck is acting as joint lead manager for the syndicated offering, which is also being conducted on a best efforts basis. None of Lehman Brothers, Ryan Beck or any other member of the syndicate group is required to purchase any shares in the offering. For further discussion regarding the stock offering, see the section of the attached Prospectus entitled “The Conversion and Stock Offering.”

•	Accounting and Tax Consequences of the Conversion. The conversion will be accounted for at historical cost in accordance with accounting principles generally accepted in the United States of America. The conversion is intended to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended. For further discussion regarding the accounting and tax consequences of the conversion, see the section of the attached Prospectus entitled “The Conversion and Stock Offering – Tax Aspects.”

•	How Hudson City Bancorp Intends to Use the Proceeds from the Offering. Hudson City Bancorp intends to contribute $3 billion of the net proceeds from the offering to make a capital contribution to Hudson City Savings. Hudson City Bancorp also intends to lend its employee stock ownership plan cash to enable the plan to buy a number of shares equal to up to 4% of the shares to be sold in the offering, either through the exercise of subscription rights or in open market transactions after the completion of the stock offering. The balance of the net proceeds will be retained by Hudson City Bancorp. For further discussion regarding the use of proceeds from the offering, see the section of the attached Prospectus entitled “How We Intend to Use the Proceeds from the Offering.”

•	The Stock Split of Hudson City Bancorp Common Stock. At the completion of the conversion and stock offering, shares held by current stockholders of Hudson City Bancorp will be subject to a stock split, pursuant to which stockholders will be entitled to receive additional shares of our common stock. The number of additional shares stockholders receive will be based on a split ratio which will be determined as of the date of completion of the conversion and stock offering and will be based on the percentage of Hudson City Bancorp common stock held by the public prior to the completion of the conversion, the final independent appraisal of Hudson City Bancorp’s common stock prepared by RP Financial and the number of shares sold in the offering. For further discussion regarding the stock split of Hudson City Bancorp common stock, see the section of the attached Prospectus entitled “The Conversion and Stock Offering.”

•	Business of Hudson City, MHC. Hudson City, MHC is the New Jersey-chartered mutual holding company of Hudson City Bancorp. Hudson City, MHC currently owns 65.85% of the outstanding shares of Hudson City Bancorp. The principal business of Hudson City, MHC is owning more than a majority of the outstanding shares of common stock of Hudson City Bancorp. Following the conversion, the present Hudson City, MHC will be merged into Hudson City Bancorp and will cease to exist as a separate entity. For a discussion regarding the business of Hudson City Bancorp and Hudson City Savings, see the financial statements of Hudson City Bancorp and the sections of the attached Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Business of Hudson City Bancorp” and “Selected Consolidated Financial and Other Data.”

•	Regulation of Hudson City Savings and Hudson City Bancorp. Hudson City Savings has been a federally chartered savings bank since January 1, 2004 when it converted from a New Jersey chartered savings bank. Its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation under the Bank Insurance Fund. Hudson City, MHC and Hudson City Bancorp are unitary savings and loan holding companies regulated, examined and supervised by the Office of Thrift Supervision. Hudson City, MHC, as a New Jersey chartered mutual holding company, is also regulated by the New Jersey Department of Banking and Insurance (the “Department”) and is subject to the provisions of the New Jersey Banking Act of 1948 (the “New Jersey Banking Act”) and the regulations of the Department under the New Jersey Banking Act applicable to mutual holding companies. For further discussion regarding the regulation of Hudson City Savings, Hudson City Bancorp and Hudson City, MHC, see the section of the attached Prospectus entitled “Regulation of Hudson City Savings and Hudson City Bancorp.”

•	Description of Capital Stock of Hudson City Bancorp. Hudson City Bancorp had ___shares of common stock outstanding on April 8, 2005 (excluding the shares owned by Hudson City, MHC). Pursuant to the plan of conversion, Hudson City Bancorp will amend its Certificate of Incorporation to increase the number of shares of all classes of capital stock that Hudson City Bancorp will have the authority to issue. Upon completion of the conversion, we will be authorized to issue 3,200,000,000 shares of common stock having a par value of $.01 per share and 800,000,000 shares of preferred stock having a par value of $.01 per share. We currently expect to sell up to 488,750,000 shares of common stock to purchasers in the offering. We will not issue any shares of preferred stock in the offering. For further discussion regarding the description of the capital stock of Hudson City Bancorp, see the section of the attached Prospectus entitled “Description of Capital Stock of Hudson City Bancorp.”

•	Capitalization; Pro Forma Data. At December 31, 2004, Hudson City Savings exceeded all regulatory capital requirements. For a discussion regarding pro forma regulatory capital compliance, capitalization and pro forma information with respect to the conversion and stock offering, see the sections of the attached Prospectus entitled “Capitalization,” “Bank Regulatory Capital Compliance” and “Pro Forma Data.”

•	Restrictions on the Acquisition of Hudson City Bancorp and Hudson City Savings. Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the conversion, no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than 10% of any class of our equity securities without the prior written approval of the Office of Thrift Supervision. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. Hudson City Bancorp’s Certificate of Incorporation and Bylaws contain a number of provisions which may be deemed to affect the ability of a person, firm or entity to acquire us. For further discussion regarding restrictions on acquisitions of Hudson City Bancorp and Hudson City Savings, see the section of the attached Prospectus entitled “Restrictions on the Acquisition of Hudson City Bancorp and Hudson City Savings.”

•	Interpretation, Amendment and Termination. For a description of the provisions for interpreting and amending the plan of conversion, see the section of the attached Prospectus entitled “Interpretation, Amendment and Termination.”

Conditions to Completing the Conversion

     Completion of the conversion and stock offering is subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the plan of conversion or the offering by the Office of Thrift Supervision. Completion of the conversion and stock offering also is subject to approval by the stockholders of Hudson City Bancorp and the members of Hudson City, MHC, as well as the receipt of opinions of counsel and tax advisors with respect to the tax consequences of the conversion and stock offering. In addition to the approval by a majority of the outstanding shares of common stock entitled to vote as required by Delaware law and our Certificate of Incorporation, the Office of Thrift Supervision requires as a condition to granting its approval that we receive the affirmative vote of a majority of the outstanding shares held by stockholders other than Hudson City, MHC. For a further discussion regarding conditions to completing the conversion and tax consequences of the conversion, see the section of the attached Prospectus entitled “Summary — Conditions to Completing the Conversion and Stock Offering” and “The Conversion and the Stock Offering — Tax Aspects.”

The Board of Directors recommends that you vote “For” the adoption of the plan of conversion. See the section of the attached Prospectus entitled “The Conversion and the Stock Offering — Reasons for the Conversion and Stock Offering.”

OTHER MATTERS

     As of the date of this proxy statement, management does not know of any other matters to be brought before the members at the special meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

ADDITIONAL INFORMATION

     If you would like to receive an additional copy of the prospectus, a copy of the plan of conversion or a copy of the Certificate of Incorporation and Bylaws of Hudson City, MHC, you may request such material in writing, addressed to Louis J. Beierle, First Vice President, of Hudson City, MHC at Hudson City, MHC’s address given above. In order to assure timely receipt of the additional copy of the Prospectus and/or the plan of conversion, the written request should be received by Hudson City, MHC by ___, 2005. Requesting such materials does not obligate you to purchase the shares. All such documents may also be obtained at the Stock Information Center. In addition, a copy of the plan of conversion is available for inspection at every branch of Hudson City Savings. See “Where You Can Find Additional Information” in the attached Prospectus.

By Order of the Board of Directors,

Veronica Olszewski
Senior Vice President
and Corporate Secretary

Paramus, New Jersey
April ___, 2005

please complete, sign, date and promptly return the accompanying proxy card(s) in the postage-paid envelope provided or, if you prefer, vote by using telephone or internet.

Questions?

Please call our Stock Information center at (___) ___-___, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The center will be closed on weekends and bank holidays.